UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

NEXEO SOLUTIONS, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE PER SHARE
(Title of Class of Securities)
65342H102
(CUSIP Number)
April 12, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342H102
(1)	Names of Reporting Persons Park West Asset Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	9,937,612*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	9,937,612*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,937,612*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 11.0%*
(12)	Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 89,286,936 shares of common stock, $0.0001 par value per share (the “Common Stock”), of Nexeo Solutions, Inc., a Delaware corporation (the “Company”), issued and outstanding as of February 3, 2017, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the Securities and Exchange Commission on February 9, 2017 (the “Form 10-Q”).  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”) is the sole member and manager of PWAM.  As of April 12, 2017, PWIMF held 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares (as defined in the Form 10-Q)) and warrants to purchase up to 1,017,177 shares of Common Stock and PWPI held 1,022,996 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 129,243 shares of Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 8,791,192 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,146,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, or approximately 11.0% of the shares of Common Stock deemed to be issued and outstanding as of April 12, 2017.

CUSIP No. 65342H102
(1)	Names of Reporting Persons Park West Investors Master Fund, Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	8,785,373*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	8,785,373*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 8,785,373*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 9.7%*
(12)	Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 89,286,936 shares of Common Stock issued and outstanding as of February 3, 2017, based on information reported by the Company in the Form 10-Q. As of April 12, 2017, PWIMF held 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,017,177 shares of Common Stock.  For purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own the 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares) and the 1,017,177 shares of Common Stock underlying the warrants, or approximately 9.7% of the shares of Common Stock deemed to be issued and outstanding as of April 12, 2017.

CUSIP No. 65342H102
(1)	Names of Reporting Persons Peter S. Park
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	9,937,612*
	(6) Shared Voting Power	0
	(7) Sole Dispositive Power	9,937,612*
	(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,937,612*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 11.0%*
(12)	Type of Reporting Person (See Instructions) CO

* Beneficial ownership percentage is based upon 89,286,936 shares of Common Stock issued and outstanding as of February 3, 2017, based on information reported by the Company in the Form 10-Q.   PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM.  As of April 12, 2017, PWIMF held 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,017,177 shares of Common Stock and PWPI held 1,022,996 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 129,243 shares of Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own the 8,791,192 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,146,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, or approximately 11.0% of the shares of Common Stock deemed to be issued and outstanding as of April 12, 2017.

Item 1(a).  Name Of Issuer.

Nexeo Solutions, Inc. (the “Company”)

Item 1(b).  Address of Issuer’s Principal Executive Offices.

3 Waterway Square Place, Suite 1000

The Woodlands, Texas 77380

Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 7,768,196 shares of common stock, $0.0001 par value per share, of the Company (the “Common Stock”) (including 3,685,393 Founder Shares (as defined in the Company’s Form 10-Q for the quarterly period ended December 31, 2016, filed with the Securities and Exchange Commission on February 9, 2017 (the “Form 10-Q”))) and warrants to purchase up to 1,017,177 shares of Common Stock, reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 1,022,996 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 129,243 shares of Common Stock reported on this Schedule 13G; (ii) PWIMF; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM, the “Reporting Persons”).

The 8,791,192 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,146,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, which constitute approximately 11.0% of the shares of Common Stock deemed to be issued and outstanding as of April 12, 2017, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

As of April 12, 2017, PWIMF held 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase 1,017,177 shares of Common Stock, constituting approximately 9.7% of the Common Stock deemed to be issued and outstanding as of April 12, 2017.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

Item 2(c).  Citizenship.

PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States.

Item 2(d).  Title of Class of Securities.

Common Stock, $0.0001 par value per share.

Item 2(e).  CUSIP No.

65342H102

Item 3.  If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		9,937,612*

(b)	Percent of Class:		11.0%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote:	9,937,612*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of:	9,937,612*

	(iv)	shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:		8,785,373*

(b)	Percent of Class:		9.7%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote:	8,785,373*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of:	8,785,373*

	(iv)	shared power to dispose or to direct the disposition of	0

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 7,768,196 shares of Common Stock (including 3,685,393 Founder Shares) and warrants to purchase up to 1,017,177 shares of Common Stock, as reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 1,022,996 shares of Common Stock (including 482,972 Founder Shares) and warrants to purchase up to 129,243 shares of Common Stock, as reported on this Schedule 13G; (ii) PWIMF; and and (iii) Mr. Park, as the sole member and manager of PWAM.

The 8,791,192 shares of Common Stock (including 4,168,365 Founder Shares) and the 1,146,420 shares of Common Stock underlying the warrants held in the aggregate by the PW Funds, which constitute approximately 11.0% of the shares of Common Stock deemed to be issued and outstanding as of April 12, 2017, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentage is based upon 89,286,936 shares of Common Stock, issued and outstanding as of February 3, 2017, based on information reported by the Company in the Form 10-Q.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 21, 2017

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention:  Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
A. Joint Filing Agreement, dated as of April 21, 2017, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.0001 par value per share, of Nexeo Solutions, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 21st day of April, 2017.

PARK WEST ASSET MANAGEMENT LLC
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park